Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) POLL RESULTS OF 2021 FIRST EXTRAORDINARY GENERAL MEETING

AND

(2) CHANGE OF DIRECTORS AND SUPERVISORS

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The 2021 first extraordinary general meeting of the Company (the “EGM”) was held at 9:30 a.m. on Friday, 30 April 2021 at No. 3301 Conference Room, 33rd Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and was chaired and presided over by Mr. Ma Xu Lun, the Chairman and President of the Company. All Directors and supervisors (the “Supervisors”) of the Company attended the EGM. Some members of the senior management of the Company also attended the EGM. None of the resolutions proposed at the EGM were being vetoed or amended.

The total number of shares of the Company (the “Shares”) entitling the holders to attend and vote for or against the resolutions proposed at the EGM was 15,329,302,395 Shares. 48 shareholders of the Company (the “Shareholders”) and authorized proxies holding an aggregate of 11,963,173,581 Shares carrying voting rights, representing approximately 78.04% of the total number of voting Shares of the Company, were present at the EGM.

Number of Shareholders and authorized proxies attended the EGM	48
Of which: number of A Shareholders	44
number of H Shareholders	4
Total number of voting Shares held (Shares)	11,963,173,581
Of which: total number of Shares held by A Shareholders	8,636,349,160
total number of Shares held by H Shareholders	3,326,824,421
Percentage of the total number of voting Shares of the Company (%)	78.04
Of which: percentage of total number of Shares held by A Shareholders (%)	56.34
percentage of total number of Shares held by H Shareholders (%)	21.70

There was no restriction on any Shareholder of the Company casting votes on any of the resolutions proposed at the EGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM. No Shareholder is required to abstain from voting on any of the resolutions proposed at the EGM.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Special Resolutions

1.	Resolution: The amendments to the Articles of Association

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	8,636,333,760	99.9998	15,300	0.0001	100	0.0001
H Shares	3,314,266,521	99.6225	565,700	0.0170	11,992,200	0.3605

Total	11,950,600,281	99.8949	581,000	0.0049	11,992,300	0.1002

Ordinary Resolutions

2.	Resolution: The allowance standard of the independent non-executive Directors of the 9th session of the Board of the Company

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	8,636,333,760	99.9998	15,300	0.0001	100	0.0001
H Shares	3,313,664,871	99.6044	1,163,850	0.0350	11,995,700	0.3606

Total	11,949,998,631	99.8899	1,179,150	0.0099	11,995,800	0.1003

Ordinary Resolutions (by accumulative voting method)

	Resolution	Number of votes	Percentage of the number of votes against the total number of votes with valid voting rights present at the EGM (%)	Whether elected or not
3.00	The resolution regarding the election of executive Directors of the 9th session of the Board of the Company
3.01	The resolution regarding the election of Mr. Ma Xu Lun as an executive Director of the 9th session of the Board of the Company	11,819,227,617	98.7968	Yes
3.02	The resolution regarding the election of Mr. Han Wen Sheng as an executive Director of the 9th session of the Board of the Company	11,736,702,893	98.1069	Yes
4.00	The resolution regarding the election of independent non-executive Directors of the 9th session of the Board of the Company
4.01	The resolution regarding the election of Mr. Liu Chang Le as an independent non-executive Director of the 9th session of the Board of the Company	11,902,850,225	99.4958	Yes
4.02	The resolution regarding the election of Mr. Gu Hui Zhong as an independent non-executive Director of the 9th session of the Board of the Company	11,866,216,961	99.1895	Yes
4.03	The resolution regarding the election of Mr. Guo Wei as an independent non-executive Director of the 9th session of the Board of the Company	11,773,229,453	98.4123	Yes
4.04	The resolution regarding the election of Mr. Yan Yan as an independent non-executive Director of the 9th session of the Board of the Company	11,792,288,568	98.5716	Yes
5.00	The resolution regarding the election of shareholder representative Supervisors of the 9th session of the Supervisory Committee of the Company
5.01	The resolution regarding the election of Mr. Li Jia Shi as a shareholder representative Supervisor of the 9th session of the Supervisory Committee of the Company	11,904,276,471	99.5077	Yes
5.02	The resolution regarding the election of Mr. Lin Xiao Chun as a shareholder representative Supervisor of the 9th session of the Supervisory Committee of the Company	11,816,481,207	98.7738	Yes

More than 2/3 of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolution No.1 at the EGM. More than 50% of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolution No. 2 at the EGM. Accumulative Voting was used in carrying out the voting and the counting of voting results in respect of Resolutions No. 3.00, No. 4.00 and No. 5.00. As the votes cast for each of the candidates of Director or Supervisor are more than half of the total number of Shares held by all Shareholders attending the EGM (before accumulation), all the candidates have been elected as a director or supervisor.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), KPMG was appointed as the scrutineer in respect of votings at the EGM. (Note)

Lv Hui and Huang Liang, PRC lawyers from Beijing Dentons Law Offices, LLP (Guangzhou), attended the EGM and issued legal opinions stating that the convening, holding and voting procedures of the EGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ General Meetings of a Listed Company and other relevant laws, regulations and normative documents, and the articles of association of the Company, and that the eligibility of the persons who attended or were present at the EGM and the convener are lawful and valid, and that voting results of the EGM and the resolutions passed at the EGM are lawful and valid.

Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

CHANGE OF DIRECTORS AND SUPERVISORS

The Company is pleased to announce that, Mr. Ma Xu Lun and Mr. Han Wen Sheng are elected as executive Directors of the 9th session of the Board for a term of three years, and Mr. Liu Chang Le, Mr. Gu Hui Zhong, Mr. Guo Wei and Mr. Yan Yan are elected as independent non-executive Directors of the 9th session of the Board for a term of three years, after approval by the Shareholders at the EGM. All the independent non-executive Directors have met the independence requirements as set out in Rule 3.13 of the Listing Rules.

Mr. Li Jia Shi and Mr. Lin Xiao Chun are elected as the shareholder representative Supervisors of the 9th session of the supervisory committee of the Company (the “Supervisory Committee”) for a term of three years, after approval by the Shareholders at the EGM. As disclosed in the announcement of the Company dated 8 January 2021, Ms. Mao Juan was elected as an employees’ representative Supervisor of the 9th session of the Supervisory Committee for a term of three years. The appointment of Ms. Mao Juan has taken effect from the conclusion of the EGM.

Each of the Directors and Supervisors will enter into a service contract with the Company. The biographies and the emolument information of the re-elected and elected Directors and Supervisors have been set out in the announcements of the Company dated 21 December 2020 and 8 January 2021 and the circular of the Company dated 15 March 2021.

The term of office of Mr. Zheng Fan, Mr. Tan Jin Song and Mr. Jiao Shu Ge expired upon the conclusion of the EGM, and they also resigned as the chairmen and members of the relevant Board committees of the Company (if applicable). The retiring Directors confirm that there is no disagreement between them and the Company and there is no matter in relation to their retirement that need to be brought to the attention of the Shareholders.

The Board and the Supervisory Committee would like to take this opportunity to thank all members of the 8th session of the Board and the Supervisory Committee for their valuable contribution to the Company and to welcome Mr. Liu Chang Le, Mr. Guo Wei and Mr. Yan Yan to join the Board.

Save as disclosed above and in the circular of the Company dated 15 March 2021, as at the date of this announcement, (i) the above Directors and Supervisors have not held any directorships in other publicly listed companies in the last three years; (ii) none of the above Directors and Supervisors had any relationship with any Directors, Supervisors, senior management, substantial or controlling Shareholders of the Company; (iii) none of the above Directors and Supervisors had any interests in Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and (iv) there is no other matter relating to the appointment of the above Directors and Supervisors that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

On 30 April 2021, the Board considered and approved (i) the appointment of Mr. Ma Xu Lun as the Chairman of the 9th session of the Board; (ii) the re-appointment of Mr. Ma Xu Lun as the President of the Company; (iii) the appointment of Mr. Gu Hui Zhong as the chairman, and Mr. Guo Wei and Mr. Yan Yan as the members of the Audit and Risk Management Committee; (iv) the appointment of Mr. Guo Wei as the chairman, and Mr. Han Wen Sheng and Mr. Gu Hui Zhong as the members of the Remuneration and Assessment Committee; (v) the appointment of Mr. Gu Hui Zhong as the chairman, and Mr. Ma Xu Lun and Mr. Liu Chang Le as the members of the Nomination Committee; (vi) the appointment of Mr. Ma Xu Lun as the chairman, and Mr. Liu Chang Le and Mr. Gu Hui Zhong as the members of the Strategic and Investment Committee; and (vii) the appointment of Mr. Ma Xu Lun as the chairman, and Mr. Han Wen Sheng and Mr. Guo Wei as the members of the Aviation Safety Committee.

On 30 April 2021, the Supervisory Committee considered and approved the appointment of Mr. Li Jia Shi as the Chairman of the 9th session of the Supervisory Committee.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 April 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Mr. Liu Chang Le, Mr. Gu Hui Zhong, Mr. Guo Wei and Mr. Yan Yan as independent non-executive Directors.